Hawaiian Ola Brewing Corporation

Financial Statements

December 31, 2015

(unaudited)





MARK W. LEE, CPA

Independent Accountant's Review Report

To the Stockholders and Management
Hawaiian Ola Brewing Corporation
Captain Cook, Hawaii

We have reviewed the accompanying financial statement of Hawaiian Ola Brewing Corporation ("Company"), consisting of the balance sheet as of December 31, 2015 and the related notes thereto. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is to express and opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to error or fraud.

Accountants' Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures and to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusions

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter – Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying balance sheet does not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to this matter.

Mark W. Lee, CPA

Wailuku, HI
September 6, 2016

77 HO'OKELE ST. #102 • KAHULUI, HI • 96732 • 808.344.6497
certified public accountancy ♣ business consulting

Hawaiian Ola Brewing Corporation
Balance Sheet
December 31, 2015
(unaudited)

ASSETS

Current assets	$	-
Non-current assets		-
TOTAL ASSETS	$	-

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities	$	-
Non-current liabilities		-
Total liabilities		-
Stockholders' Equity		
10,000,000 shares authorized, 0 shares issued and outstanding at December 31, 2015		-
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	-

The Accompanying Notes are an Integral Part of these Financial Statements

Hawaiian Ola Brewing Corporation
Notes to Financial Statements
December 31, 2015
(unaudited)

NOTE 1 – NATURE OF OPERATIONS

Hawaiian Ola Brewing Corporation was incorporated on December 22, 2015 ("Inception") in the State of Hawaii. The Company's headquarters are located in Captain Cook, Hawaii. The financial statements of Hawaiian Ola Brewing Corporation. (which may be referred to as the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company operates under the trade name Hawaii Cider Company.

The Company plans to manufacture, market and distribute beer and hard cider at retail outlets, bars and a company operated brew pub. At December 31, 2015, we had no operations, assets or liabilities.

Management Plans

During a Regulation Crowdfunding ("Reg CF") offering in July of 2016, the Company offered securities for sale under Title III of the JOBS Act of 2012 and received investment commitments of approximately $100,000. We are relaunching this offering in an effort to raise additional funding through the sale of additional convertible securities in a maximum amount of $1,000,000 inclusive of the original $100,000.

On May 11, 2016 the Company executed a Convertible Promissory Note in the amount of $400,000. The proceeds of this note are being used to equip a canning and bottling facility at the Company's facility in Hawaii.

The Company intends to fund its operations with funding from our Reg CF campaign, the proceeds from the Convertible Promissory Note, additional debt and/or equity financings, and funds from revenue producing activities should they materialize. If we cannot raise sufficient additional capital to fund our start-up operations as planned, we may cease operations. There can be no assurance that we will be able to raise capital on terms acceptable to management. The financial statements do not include any adjustments that might result from these uncertainties. (See Note 5 – Subsequent Events)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Hawaiian Ola Brewing Corporation
Notes to Financial Statements
December 31, 2015
(unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (con't)

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace. \
Level 3 - Unobservable inputs which are supported by little or no market activity.
The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Risks and Uncertainties

The Company has produced no revenue and has no operations. Its plans are contingent on the acquisition of additional equity and/or debt financing and there are no can be no assurance that we will be able to raise capital on terms which would allow us to complete our operational plans

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost. The Company's fixed assets are depreciated using the straight-line method over the estimated useful life of three years. Leasehold improvements are depreciated over shorter of the useful life or lease life. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Depreciation expense for the years ended December 31, 2015 was $0.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (con't)

Impairment of Long-Lived assets

Any long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed.

Accounting for Convertible Notes and Securities with Beneficial Conversion Features

The Company reviews the terms of convertible debt and equity instruments it issues to determine whether there are derivative financial instruments, including an embedded conversion option that is required to be bifurcated and accounted for separately as a derivative financial instrument. In circumstances where a host instrument contains more than one embedded derivative instrument, including a conversion option, that is required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument. Also, in connection with the sale of convertible debt and equity instruments, the Company may issue freestanding warrants that may, depending on their terms, be accounted for as derivative liabilities rather than as equity.

Derivative instruments are initially recorded at fair value are then revalued at each reporting date with changes in the fair value reported as non-operating income or expense. When the convertible debt or equity instruments contain embedded derivative instruments that are to be bifurcated and accounted for as liabilities, the total proceeds allocated to the convertible host instruments are first allocated to the fair value of all the bifurcated derivative instruments. The remaining proceeds, if any, are then allocated to the convertible instruments themselves, usually resulting in those instruments being recorded at a discount from their face value.

The discount from the face value of the convertible debt, together with the stated interest on the instrument, is amortized over the life of the instrument through periodic charges to interest expense, using the effective interest method.

Revenue Recognition

The Company will recognize revenues from product sales when (a) persuasive evidence that an agreement exists; (b) the products have been delivered; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured. As of the date of this report, the Company has not yet commenced revenue generating activities. To date, revenue producing activities have not yet commenced.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 "Share-Based Payment". Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

Hawaiian Ola Brewing Corporation
Notes to Financial Statements
December 31, 2015
(unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (con't)

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 "Equity." The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company is a Corporation taxed under US Federal and Hawaii tax laws. The Company's tax returns for 2015 (initial year filings) will be the within statutory review period by taxing authorities for three years subsequent to the date they are initially filed.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective beginning January 1, 2018. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In November 2015, the FASB issued ASU No. 2015-17, "Income Taxes: Balance Sheet Classification of Deferred Taxes", which requires deferred tax liabilities and assets to be classified as noncurrent in a classified statement of financial position. ASU 2015-17 will align the presentation of deferred income tax assets and liabilities with International Financial Reporting Standards. The new standard will be effective for fiscal years beginning after December 15, 2016, including interim periods within those annual years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

Hawaiian Ola Brewing Corporation
Notes to Financial Statements
December 31, 2015
(unaudited)

NOTE 3 – COMMITMENTS AND CONTINGENCIES

There is no known pending or threatened litigation involving the Company or its management and we are unaware of any matters which would require disclosure under ASC 440 or ASC 450

NOTE 4 – EQUITY

As discussed in Note 1 – Nature of Operations, as of December 31, 2015, the Company has no assets, liabilities or share capital. See Note 5 – Subsequent Events.

NOTE 5 – SUBSEQUENT EVENTS

Convertible Promissory Note

As discussed in Note 1 – Nature of Operations, on May 11, 2016 the Company issued a $400,000 Convertible Promissory Note (the "Note") due May 11, 2019. The Note accrues interest at 15% and is mandatorily convertible into common stock of the Company in the event of: (i) a funding event (as defined) equal or exceeding $1,000,000; (ii) a takeover event (as defined); (iii) maturity, or; (iv) a liquidity event (as defined).

If the Note is not paid at maturity, it is convertible into the Company's common stock at a price of 60% of the then current market value (as defined). Proceeds of the Note are being utilized for the equipping and fitting of a canning facility at the Company's facility in Captain Cook, HI and for general corporate purposes.

Crowdfunding Offerings

On June 22, 2016, the Company launched a Title III crowdfunding offering and received commitments for approximately $100,000 to purchase Simple Agreement for Future Equity ("SAFE") contracts ("Original Offering"). These contracts guarantee purchasers certain minimum returns tied to future funding events involving the equity of the Company.

During the third quarter of 2016, the Company will offer investors who previously made commitments to purchase the SAFE units under the terms of the Original Offering an opportunity to convert those commitments to investments under the terms of a revised Reg CF offering ("Revised Offering") wherein the Company will seek to raise up to $1,000,000 inclusive of the Original Offering commitments. Should prospective investors who previously made commitments related to the Original Offering decline to convert these commitments to investments in the Revised Offering, their investments will be cancelled. No SAFE units will be issued in connection with either the Original Offering or the Revised Offering.

The Revised Offering is for the sale of up to $1,000,000 of Convertible Promissory Notes ("Convertible Notes"). The Convertible Notes are due December 5, 2019, accrue interest at 8% and are subject to conversion under three events as follows: (i) *Maturity:* if not otherwise converted or paid in full at maturity, holders of the Convertible Notes will have the option to convert the unpaid principal and accrued interest balance into shares of the Company's common stock at price equal to 85% of the most recent fair market value (as defined) or extend the original maturity date in six month increments subject to ultimate conversion; (ii) *Mandatory Conversion:* the total amount of unpaid principal and accrued interest will

Hawaiian Ola Brewing Corporation
Notes to Financial Statements
December 31, 2015
(unaudited)

automatically convert into preferred stock of the Company in the event of a preferred equity financing from a single transaction or a series of related transactions totaling in the aggregate at least $1,000,000, exclusive of the conversion of the Notes. The number of shares issued as a result of this conversion will be equal to quotient obtained by dividing the principal and unpaid interest of the Convertible Notes by the lesser of: (a) 85% of the price per share of the securities issued which give rise to the conversion, or; (b) the price obtained by dividing $7,000,000 by the number of outstanding common shares of the Company's stock immediately prior to the offering which gives rise to the conversion, or; (iii) *Liquidity Event:* A Liquidity Event shall occur as a result of: (a) a merger or sale of the company which results in a change in control (as defined); (b) a sale of substantially all assets of the Company; (c) the sale of more than 50% of the outstanding voting securities of the Company to a party or parties who held no voting securities of the Company prior to the Liquidity Event, or; (d) a firm underwriting commitment for offering of the Company's securities under the Securities act of 1933. Should a Liquidity Event occur prior to the Convertible Notes having been paid in full or converted under other provisions of the Convertible Note, immediately prior to the closing of such Liquidity Event, the outstanding principal and accrued interest due under the Convertible Note shall be converted, at the option of the holder, into shares of the Company's common stock at a conversion price equal to 85% of the most recent fair market value of the company (as defined).

Issuance of Common Shares

Between December 31, 2015 and July 27, 2016, the Company has issued 4,820,000 shares to founders and certain employees for no financial consideration.